UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             BASE TEN SYSTEMS, INC.
                                (Name of Issuer)

                              Common Stock, Class A
                         (Title of Class of Securities)

                                   069779-20-5
                                 (CUSIP Number)

                               William F. Hackett
                             Base Ten Systems, Inc.
                              One Electronics Drive
                                Trenton, NJ 08619
                                 (609) 586-7010

                                 with a copy to:

                                 Revan Schwartz
                              Andrew Garrett, Inc.
                              52 Vanderbilt Avenue
                               New York, NY 10017
                                 (212) 682-8833
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 069779-20-5

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CUSIP No. 069779-20-5                   13G                Page 2 of 6 Pages
-------------------------                                  ---------------------



------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       KEVIN LOCKHART --I.R.S. IDENTIFICATION NO. ____
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_|   (b) |_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                      5        SOLE VOTING POWER

                               784,852

     NUMBER OF        -------- -------------------------------------------------
       SHARES         6        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 0
        EACH          -------- -------------------------------------------------
     REPORTING        7        SOLE DISPOSITIVE POWER
      PERSON
        WITH                    784,852
                       -------- ------------------------------------------------
                      8        SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         784,852
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.29%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------

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CUSIP No. 069779-20-5                   13G                Page 3 of 6 Pages
-------------------------                                  ---------------------



Item 1(a).        Name of Issuer.

                  Base Ten Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  One Electronics Drive
                  Trenton, NJ  08619

Item 2(a).        Names of Persons Filing.

                  Kevin Lockhart

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  111 West 3rd Street
                  Ogallala, NE  69153

Item 2(c).        Citizenship.

                  United States of America

Item 2(d).        Title of Class of Securities.

                  Common Stock, Class A.

Item 2(e).        CUSIP Number.

                  069779-20-5

Item 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer  registered under section 15 of the Act (15 U.S.C.
78o).

     (b) |_| Bank as defined in section 39(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP No. 069779-20-5                   13G                Page 4 of 6 Pages
-------------------------                                  ---------------------


     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to ss.240.13d-1(c), check this box |X|.

Item 4.  Ownership.

     (a) Amount beneficially owned:                               784,852 shares

     (b) Percent of class:                                                 8.29%

     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote:                   784,852
         (ii) Shared power to vote or to direct the vote:                      0
         (iii) Sole power to dispose or to direct the disposition of:    784,852
         (iv) Shared power to dispose or to direct the disposition of:         0

Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Inapplicable.

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CUSIP No. 069779-20-5                   13G                Page 5 of 6 Pages
-------------------------                                  ---------------------


Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of Group.

         Inapplicable.

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CUSIP No. 069779-20-5                   13G                Page 6 of 6 Pages
-------------------------                                  ---------------------



Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 19, 1998





                                                 /s/ Kevin Lockhart
                                                 ------------------
                                                 Kevin Lockhart
















  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).